Exhibit #99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2011
Tables are expressed in USD $000’s except share and per share amounts

The following provides management’s discussion and analysis (‘‘MD&A’’) of IMRIS Inc.’s consolidated results of operations and financial condition for the three and nine months ended September 30, 2011.  In this MD&A, “IMRIS”, the “Company”, “we”, “our” and “us” are used to refer to IMRIS Inc.

This interim MD&A is dated as at November 14, 2011 and should be read in conjunction with the interim unaudited consolidated financial statements and the notes thereto for the three and nine months ended September 30, 2011 and with the audited consolidated financial statements and notes thereto for the year ending December 31, 2010.

Effective January 1, 2011, the Company has adopted United States generally accepted accounting principles (“U.S. GAAP”) as its basis of accounting and the US dollar as its reporting currency.  For comparative purposes, the historical information included in the September 30, 2011 statements has been restated in accordance with U.S. GAAP and to reflect the change in currency.  Certain of the comparative figures have been restated to conform to the current year presentation.

Effective January 1, 2011, the functional currency of the Company’s parent and several of its subsidiaries has changed.  IMRIS Inc. has adopted the US dollar (USD) as its functional currency; all other subsidiaries have adopted their local currency as their functional currency.  U.S. GAAP requires this change to be applied prospectively.  As the change took place on the first day of the fiscal year, there was no material impact to the financial statements as a result of this change.

Unless otherwise indicated, all currency amounts referenced in this MD&A are denominated in US dollars.

This MD&A contains forward-looking statements about future events or future performance and reflects management’s expectations and assumptions regarding our growth, results of operations, performance and business prospects and opportunities.  Such forward-looking statements reflect management’s current beliefs and are based on information currently available to us.  In some cases, forward-looking statements can be identified by terminology such as “may”, “would”, “could”, “will”, “should”, “expect”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other similar expressions concerning matters that are not historical facts.  In particular, statements regarding our future operating results, economic performance and product development efforts are or involve forward-looking statements.

A number of factors could cause actual events, performance or results, including those in respect of the foregoing items, to differ materially from the events, performance and results discussed in the forward-looking statements.  Factors which could cause future outcomes to differ materially from those set forth in the forward-looking statements include, but are not limited to: [i] timing and amount of revenue recognition of order backlog and the Company’s expectation of sales and margin growth [ii] obtaining sufficient and suitable financing to support operations and commercialization of products, [iii] adequately protecting proprietary information and technology from competitors, [iv] obtaining regulatory approvals and successfully completing new product launches, [v] successfully competing in the targeted markets, and [vi] maintaining third party relationships, including key personnel, and key suppliers.  In evaluating these forward-looking statements, readers should specifically consider various factors, including the risks outlined under “Risks and Uncertainties”, which may cause actual events, performance or results to differ materially from any forward-looking statement.

Readers are cautioned that our expectation, beliefs, projections and assumptions used in preparation of such information, although considered reasonable at the time of preparation, may prove to be wrong, and as such, undue reliance should not be placed on forward-looking statements.  By their nature, forward-looking statements are subject to numerous known and unknown risks and uncertainties so as a result, we can give no assurance that any of the actual events, performance, results, or expectations will occur or be realized.  These forward-looking statements are expressly qualified by this cautionary statement as of the date of this MD&A and we do not intend, and do not assume any obligation, to update or revise them to reflect new or future events or circumstances.  Additional information including our annual information form and management’s discussion and analysis for the year ended December 31, 2010 is available on SEDAR at www.sedar.com.

IMRIS Inc.
Management’s Discussion and Analysis – November 14, 2011

OVERVIEW

We design, manufacture and market the VISIUS Surgical TheatreTM, a multifunctional surgical environment that provides intraoperative vision to clinicians to assist in decision-making and enhance precision in treatment. Designed to meet each hospital’s specific clinical application needs, the VISIUS Surgical Theatre can incorporate MR imaging, CT imaging and x-ray angiography in a number of configurations to provide intraoperative images of diagnostic quality - without introducing additional patient transport risk and delivering real-time information to clinicians while preserving optimal surgical access and techniques.

We sell our VISIUS Surgical Theatres globally to hospitals that deliver clinical services to patients in the neurosurgical, cerebrovascular and cardiovascular markets.  We believe that the primary market for our current product portfolio is comprised of those hospitals having relatively large neurosurgical, cerebrovascular or cardiovascular practices.

We are committed to investing in research and development to further broaden our product portfolio and increase market penetration of our existing products.

Customer Value Proposition

The VISIUS Surgical Theatre is designed to address what we believe are important unmet needs of patients, clinicians and hospitals:

•
Patients:  The patient does not need to be moved for imaging during the course of a surgical or interventional procedure in the VISIUS Surgical Theatres.  We believe that this improves clinical workflow and avoids potential safety risks associated with moving the patient.

•
Clinicians:  VISIUS Surgical Theatres are designed to enhance the workflow of the clinical team.  High resolution imaging information is captured rapidly and presented in a manner designed to enhance clinician efficiency and effectiveness.  In addition, since the patient is not moved for imaging, the patient can be maintained in the optimal surgical position throughout the procedure.  Finally, since the MR or CT system can be removed from the surgical or interventional theatre when not required for imaging, clinicians are afforded unrestricted access to the patient.

•
Hospitals:  The VISIUS Surgical Theatre permits greater utilization of the imaging equipment by allowing the MR or CT scanner to be shared by one or more clinical suites.  In addition, because the MR or CT scanner can be removed from the surgical theatre when not in use, the operating room or interventional theatre can be used for other procedures that do not require MR or CT imaging, thereby allowing the hospital to obtain greater utility from its surgical theatre.

Product Portfolio

The VISIUS Surgical Theatre can be configured for a wide range of neurosurgical, cardiovascular and cerebrovascular procedures using intraoperative imaging including MRI, x-ray angiography and computed tomography, alone or in multimodality combinations.

For neurosurgery, the VISIUS Surgical Theatre provides a fully integrated surgical environment with the availability of high resolution MR images for use in a number of neurosurgical procedures.  Applications include tumor resection, epilepsy, arteriovenous malformation, aneurysm, upper C-spine and frame-based stereotaxy.  Due to the invasive nature of brain surgery and the importance of minimizing disturbance to healthy brain tissue, neurosurgical procedures may benefit from an MRI's unique ability to distinguish between diseased and healthy brain tissue.  The VISIUS Surgical Theatre allows surgeons to make adjustments to the procedure while the procedure is in progress, which may lead to improved patient outcomes and reduce the likelihood that repeat surgeries will be needed.

IMRIS Inc.
Management’s Discussion and Analysis – November 14, 2011

When equipped with an MR scanner and integrated x-ray angiography system, the VISIUS Surgical Theatre provides clinicians with timely and accurate images for visualizing the patient anatomy before, during and after interventions for the treatment of a wide variety of cardiovascular and cerebrovascular conditions, such as atrial fibrillation, certain structural heart disorders and stroke.  With seamless transitions between MR and angio systems, the VISIUS Surgical Theatre enables surgical and catheter-based treatments and real-time assessment of therapy in a single integrated suite. The single integrated system in a VISIUS Surgical Theatre eliminates patient transport between imaging modalities and streamlines workflow.  After MR scanning, the patient can be transitioned to image-guided intervention on the angiography system without moving the patient from the table. During and immediately after the procedure, new MR images can be taken to assess treatment and to determine if further intervention is required.

For cranial and spinal procedures, the VISIUS Surgical Theatre features a multi-slice CT scanner that travels into the OR on-demand and is designed to provide intraoperative images of diagnostic quality - without introducing additional risk to the patient - delivering real-time information to clinicians while preserving optimal surgical access and techniques. In a VISIUS Surgical Theatre, clinicians can use intraoperative CT images to visually guide and assess hardware placement.

Technology and Product Development

Underlying all of our image guided therapy solutions is advanced proprietary technology and intellectual property that we have developed as part of our unique solutions.  The protection of these products, our processes and know-how is integral to our business.  We have patents in place in the United States, Canada and other countries, where available, to protect our core patent family.  In addition, we have filed a number of additional patent applications that are directed to specific aspects of our technology.  We currently have 40 patents either issued or pending.  As we develop our technologies, we will continue to seek patent protection to contribute to our competitive advantage.

Innovation and the creation of high value novel products is a cornerstone of IMRIS’s development activities.  To grow the Company and remain competitive, we are continuously engaged in new product development and enhancement and each year we invest significantly in research and development to drive continuing innovation that support our competitive position.  We currently have two new products in development that are designed to extend our capabilities to applications in the fields of radiation oncology and image-guided surgical robotics.

MR-Guided Radiation Therapy: Our planned solution will permit a high-field MR scanner to move in and out of the radiation therapy room on demand.  This will provide MR imaging to very precisely confirm a tumor’s location prior to treatment all without having to move the patient.  This ability to image the patient in place may reduce the variability in tumor position caused by patient movement and may result in an increase in treatment accuracy.

Image-Guided Surgical Robotics: We are developing a surgical robot capable of performing microsurgery and other stereotactic procedures under MR guidance.  The technology combines detailed real-time MR imaging with the precision of surgical robotics, which we believe offers the potential for improved surgical procedures and patient outcomes.

Our Business Model

The purchase and installation of a VISIUS Surgical Theatre represents a significant capital project for our customers that can range in price from approximately $4 million to $12 million depending on the product solution, the configuration of the VISIUS Surgical Theatre layout and system options selected.  In addition to the capital equipment sale, most of our customers enter into equipment service contracts that are generally 4-5 years in duration.  These contracts begin after the typical one-year warranty period and are on average equal to approximately 5% of the original equipment purchase price per year in revenues.  In addition to our equipment and services, customers may require further capital expenditures for construction and ancillary equipment.  The sales cycle for our VISIUS Surgical Theatres is both complex and lengthy and can be more than 12 months from initial customer engagement to receipt of a purchase order.

IMRIS Inc.
Management’s Discussion and Analysis – November 14, 2011

Following the receipt of a customer purchase order, the delivery and installation cycle for one of our VISIUS Surgical Theatres typically ranges from five months to 12 months or more depending on the configuration of our system and the amount of additional construction work that may be required to be completed by the customer.  We invoice customers for a VISIUS Surgical Theatre in installments spread over a number of milestones, which typically include a deposit at the time of order and a percentage of the remaining total price upon delivery of the equipment, completion of installation and final acceptance.  Due to the project nature of our VISIUS Surgical Theatre sales, we recognize revenues and related cost of sales on a percentage-of-completion basis as the VISIUS Surgical Theatre is installed.

2011 Highlights

➢	Three new system sales increasing backlog to $102 million at September 30, 2011

➢	Global expansion continues with sale of first VISIUS Surgical Theatre in Japan

➢	Multiple published papers on VISIUS Surgical Theatres report positive results

➢	Surgical robot development continues with first demonstration at CNS in Washington, D.C.

➢	VISIUS Surgical TheatreTM launched as new global product branding

SUMMARY OF SELECTED FINANCIAL INFORMATION

Results of Operations

The following table sets forth selected financial information for the dates and periods indicated:

Selected Financial Information
(Thousands of US dollars, except per share amounts)
(Unaudited)
	Three months ended			Nine months ended
	September 30%			September 30%
	2011	2010	Change	2011	2010	Change

Sales	$7,182	$16,750	-57%	$37,120	$45,440	-18%
Gross profit	2,078	7,744	-73%	12,852	19,145	-33%
Gross profit %	28.9%	46.2%		34.6%	42.1%

Operating expenses	9,235	7,236	28%	28,116	22,103	27%
Operating earnings (loss)	(7,157)	508	-	(15,264)	(2,958)	-

Net income (loss)	$(8,505)	$744	-	$(15,966)	$(2,736)	-

Basic and diluted earnings (loss) per share	$(0.19)	$0.02	-	$(0.36)	$(0.08)	-

Balance Sheet Data	As at September 30, 2011	As at December 31, 2010

Cash and cash equivalents	$40,882	$60,773
Total assets	101,084	114,953
Deferred revenue	11,341	6,888
Total liabilities	21,872	21,988
Shareholders' equity	79,212	92,965

IMRIS Inc.
Management’s Discussion and Analysis – November 14, 2011

Revenues

Revenues by sales classification

(Thousands of US dollars)	Three months ended			Nine months ended
	September 30%			September 30%
	2011	2010	Change	2011	2010	Change

VISIUS Surgical Theatres	$6,250	$16,301	-62%	$34,759	$44,076	-21%
Extended maintenance contracts	932	449	108%	2,361	1,364	73%
Total revenues	$7,182	$16,750	-57%	$37,120	$45,440	-18%

VISIUS Surgical Theatres as a percentage of total revenues	87%	97%		94%	97%
Extended maintenance contracts as a percentage of total revenues	13%	3%		6%	3%

Revenues by region

(Thousands of US dollars)	Three months ended			Nine months ended
	September 30%			September 30%
	2011	2010	Change	2011	2010	Change
North America	$2,528	$15,590	-84%	$17,116	$35,411	-52%
Europe and Middle East	4,075	32	-	8,661	372	-
Asia Pacfic	579	1,128	-49%	11,343	9,657	17%
	$7,182	$16,750		$37,120	$45,440

Revenues decreased by approximately $9.6 million or 57% to $7.2 million for the three months ended September 30, 2011, compared to the same period in 2010.  On a year to date basis, revenues decreased to $37.1 million from $45.4 million, a decrease of 18%.  The quarterly and year to date decrease in revenue is attributed to an unfavorable change from a higher sales value product mix from the previous periods and a decrease in deliveries.  Maintenance contract revenues increased due to a higher installation base of VISIUS Surgical Theatres, which have transitioned off warranty to chargeable service programs.

Revenues in North America were lower in the third quarter due to lower conversion rates of system backlog compared to 2010.  Asia Pacific was lower in the third quarter, compared to 2010 due to a decrease in installation activities.  This decrease was partially offset by an increase in equipment deliveries in Europe for the same period.

Gross Profit

(Thousands of US dollars)	Three months ended			Nine months ended
	September 30%			September 30%
	2011	2010	Change	2011	2010	Change

Gross profit	$2,078	$7,744	-73%	$12,852	$19,145	-33%
As a percentage of sales	28.9%	46.2%		34.6%	42.1%

Gross profit for the three months ended September 30, 2011 decreased from $7.7 to $2.1 from the same period in the prior year.  On a year to date basis, gross profit decreased from $19.1 million to $12.9 million compared to the same period last year, an overall decrease of $6.2 million or 33%.  The Company recognized project revenues in the period with gross margins of approximately 41%.  However, these margins were offset by final closing costs and warranty provisions on several projects that were handed over in the period and a small ($0.1 million) increase in inventory provisions.  Year to date gross margins were similarly affected by those factors along with the impact of the collaborative arrangement the Company entered into in the second quarter of 2011 where certain equipment was provided to a third party to conduct research activities to further the clinical benefits of the VISIUS cardiovascular platform.

IMRIS Inc.
Management’s Discussion and Analysis – November 14, 2011

Operating Expenses

Operating expenses for the third quarter were $9.2 million, an increase of approximately 2.0 million or 28% over the third quarter of 2010.  On a year to date basis, total operating expenses increased to $28.1 million from $22.1 million in the prior year, an increase of approximately $6.0 million or 27%.  The quarterly and year to date increase is primarily related to higher employee costs; higher professional fees as a result of additional reporting requirements as a NASDAQ registrant; and increased research and development costs for robotics, MR-guided radiation therapy and other ancillary projects.  Unfavourable foreign exchange rates also increased overall operating costs for most of the quarter and year to date, as a majority of the Company’s operating costs were incurred in Canadian dollars.

Administrative

(Thousands of US dollars)	Three months ended			Nine months ended
	September 30%			September 30%
	2011	2010	Change	2011	2010	Change

Administrative	$2,382	$1,832	30%	$7,290	$5,719	27%

Administrative expense for the three months ended September 30, 2011 increased $0.6 million over the same period in 2010.  This increase is mainly due to higher employee and recruiting costs ($0.3 million) and increased professional fees and insurance costs ($0.3 million) as a result of being a NASDAQ registrant.

Administrative expense for the nine months ended September 30, 2011 increased $1.6 million over the same period in 2010.  The increase is due to higher employee costs ($0.8 million); increased travel costs ($0.2 million); increased professional fees and insurance costs ($0.5 million) as a result of being a NASDAQ registrant, and increased service costs for software licenses ($0.1 million).

Sales and marketing

(Thousands of US dollars)	Three months ended			Nine months ended
	September 30%			September 30%
	2011	2010	Change	2011	2010	Change

Sales and marketing	$2,014	$1,813	11%	$6,458	$5,962	8%

Sales and marketing expense for the three months ended September 30, 2011 increased $0.2 million over the same period in 2010.  The increase in expenses resulted from higher compensation expenses in the period related to stock options ($0.1 million) and higher travel costs ($0.1 million).

Sales and marketing expense for the nine months ended September 30, 2011 increased $0.5 million over the same period in 2010.  The increase is due to higher compensation expenses in the period related to the stock option plan ($0.1 million); higher travel costs ($0.3 million); higher professional fees ($0.1 million) and increased marketing and promotion costs related to the Company’s first global user meeting held in in St. Louis, Missouri in June 2011 ($0.3 million) offset by lower sales commissions ($0.3 million).

IMRIS Inc.
Management’s Discussion and Analysis – November 14, 2011

Customer support and operations

(Thousands of US dollars)	Three months ended			Nine months ended
	September 30%			September 30%
	2011	2010	Change	2011	2010	Change

Customer support and operations	$1,568	$1,416	11%	$5,052	$3,916	29%

Customer support and operations expense for the three months ended September 30, 2011 increased $0.2 million over the third quarter of 2010.  The increase is related to higher staff related costs compared to the prior period.

Customer support and operations expense for the nine months ended September 30, 2011 increased $1.2 million over the same period in 2010.  The increase is due to higher staff related costs ($1.1 million); increased office related costs for software licenses and communications ($0.1 million).

Research and development

(Thousands of US dollars)	Three months ended			Nine months ended
	September 30%			September 30%
	2011	2010	Change	2011	2010	Change

Research and development	$2,387	$1,334	79%	$6,707	$3,984	68%

Research and development expense for the three months ended September 30, 2011 increased $1.1 million over the same quarter of 2010.  The increase is mainly due to increased technical development spending ($0.9 million) relating to image-guided surgical robotics, MR guided radiation therapy development, and other ongoing development projects.  Employee related expenses also increased ($0.2 million) due to additional headcount to support the growth in these ongoing product development activities.

Research and development expense for the nine months ended September 30, 2011 increased $2.7 million over the same period in 2010.  The increase is due to increased technical development spending ($2.1 million) relating to image-guided surgical robotics, MR guided radiation therapy development, and other ongoing development projects; higher employee costs ($0.5 million) and increased professional fees ($0.1 million) relating to patent registration and maintenance.

Amortization

(Thousands of US dollars)	Three months ended			Nine months ended
	September 30%			September 30%
	2011	2010	Change	2011	2010	Change

Amortization	$884	$841	5%	$2,609	$2,522	3%

The increase in amortization expense for the three and nine months ended September 30, 2011 resulted from amortization on the NeuroArm Surgical Limited patents acquired in February 2010 and increased amortization relating to our research and development test facility.

IMRIS Inc.
Management’s Discussion and Analysis – November 14, 2011

Foreign exchange

(Thousands of US dollars)	Three months ended			Nine months ended
	September 30%			September 30%
	2011	2010	Change	2011	2010	Change

Foreign exchange gain (loss)	$(1,351)	$199	-	$(736)	$213	-

The foreign exchange loss during the three and nine month period ended September 30, 2011 is due to the sharp appreciation in value of the US dollar at the end of the quarter, resulting in an unfavourable  revaluation of the Company’s net foreign denominated monetary assets in the period.

Interest income

(Thousands of US dollars)	Three months ended			Nine months ended
	September 30%			September 30%
	2011	2010	Change	2011	2010	Change

Interest income	$3	$67	-96%	$34	$77	-56%

Interest income for the three and nine months ended September 30, 2011 decreased from the same period in 2010 as we had lower cash balances compared to the prior period as a result of cash utilization in the period.  Interest income continues to be insignificant as a result of the extremely low yields on short-term money market instruments for US dollars.

Operating Earnings (Loss) and Net Loss for the Period

The Company’s operating loss for the third quarter of 2011 was $7.2 million compared to operating income of $0.5 million in the third quarter of 2010.  Year to date the operating loss was $15.3 million compared to $3.0 million in 2010.  The increase in operating loss was a result of lower sales volume, lower gross margins, increased research and development costs related to the robotics and radiation therapy programs and higher employee related costs to support planned Company programs.

The net loss for the third quarter of 2011 was $8.5 million compared to a net income of $0.7 million in the third quarter of 2010.  The year to date net loss was $16.0 million compared to $2.7 million in 2010.  The difference is due to the operating loss noted above plus foreign exchange losses in the period due to an appreciating US dollar compared to other currencies the Company conducts operations in.

EBITDA

We use the non-GAAP measure EBITDA to measure aspects of our financial performance (see “Non-GAAP Financial Measures” for a reconciliation of EBITDA to GAAP measures).  We define EBITDA as earnings (loss) before interest income (expense), foreign exchange gain (loss), embedded derivatives gain (loss), income taxes and amortization.

In the third quarter of 2011, EBITDA was negative $6.3 million compared with positive $1.3 million in the third quarter of 2010.  Year to date EBITDA was negative $12.7 million compared to negative $0.4 million in 2010.  The decrease in EBITDA was primarily due to lower sales volume, lower gross profit and higher operating expenses used to support the planned Company programs.

IMRIS Inc.
Management’s Discussion and Analysis – November 14, 2011

SUMMARY OF QUARTERLY RESULTS

The following table is a summary of our financial results for the past eight quarters:

(Thousands of US dollars)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
	2011	2011	2011	2010	2010	2010	2010	2009

Sales	$7,182	$18,881	$11,057	$24,840	$16,750	$16,633	$12,057	$18,844
Cost of sales	5,104	12,560	6,604	13,314	9,006	10,118	7,171	10,396
Gross profit	2,078	6,321	4,453	11,526	7,744	6,515	4,886	8,448
As a percentage of sales	28.9%	33.5%	40.3%	46.4%	46.2%	39.2%	40.5%	44.8%

Operating expenses
Administration	2,382	2,559	2,349	1,808	1,832	2,070	1,817	1,750
Sales and marketing	2,014	2,325	2,119	2,916	1,813	2,460	1,689	2,627
Customer support and operations	1,568	1,685	1,799	1,774	1,416	1,351	1,149	1,431
Research and development	2,387	1,973	2,347	2,139	1,334	1,425	1,225	1,364
Amortization	884	871	854	912	841	864	817	565
	9,235	9,413	9,468	9,549	7,236	8,170	6,697	7,737

Operating income (loss) before the following:	(7,157)	(3,092)	(5,015)	1,977	508	(1,655)	(1,811)	711
Foreign exchange	(1,351)	210	405	(1,021)	199	142	(128)	(347)
Interest	3	9	22	14	67	6	4	(25)
Embedded derivative	-	-	-	-	(30)	84	(122)	(45)
Net income (loss) for the quarter	$(8,505)	$(2,873)	$(4,588)	$970	$744	$(1,423)	$(2,057)	$294

Earning (loss) per share
Basic	$(0.19)	$(0.06)	$(0.10)	$0.03	$0.02	$(0.04)	$(0.06)	$0.01
Diluted	$(0.19)	$(0.06)	$(0.10)	$0.02	$0.02	$(0.04)	$(0.06)	$0.01

The financial results for the eight most recent quarters reflect the progression of an early stage Company with a limited operating history.  Factors that have caused our results to vary are described below.

➢
As a result of the limited number of VISIUS Surgical Theatres sold and installed to date and the high dollar value associated with each sale, our revenues recorded from quarter to quarter have varied depending on the number and stage of active projects in any given quarter.

➢
The initial pricing strategy for our products was market penetration based.  As product recognition and adoption occurred, we increased our pricing to reflect the underlying value of the VISIUS Surgical Theatre, resulting in improved gross profit as a percentage of sales in the latter part of 2009.  The decrease in gross profit percentage in the first two quarters of 2010 is primarily tied to market penetration pricing for the introductions of VISIUS Surgical Theatre installations for cardiovascular and cerebrovascular applications in the period.  The decrease in gross profit percentage in the previous two quarters of 2011 is related to the increases in provisions related to project closings and the provision of certain equipment for research purposes to a third party customer.

➢
Net losses in 2010 generally decreased from quarter to quarter but varied depending on the timing of when specific projects were installed and the pricing associated with the respective projects.  The improvements over time reflect the increases in gross profit described above, controlled increases in operating expenses to meet growth in the business and foreign exchange gains and losses.  Net losses in 2011 have largely been the result of lower product installations and increased research and development activity for the Company’s MR guided radiation therapy program and the image-guided robotics program.

IMRIS Inc.
Management’s Discussion and Analysis – November 14, 2011

➢
Although the majority of the Company’s sales are denominated in US dollars, the Company sells its VISIUS Surgical Theatres in a variety of foreign currencies and a majority of the Company’s operating costs are in Canadian dollars.  This gives rise to foreign exchange gains or losses depending on the change in value of the US dollar versus the Canadian dollar and other currencies in each quarter.

➢
On November 2, 2009 we completed an equity financing with the issuance of 3,215,000 common shares and an additional 482,250 common shares granted as an overallotment option, resulting in net proceeds of CDN $19.3 million.  With completion of the financing, our total number of shares outstanding increased compared with prior quarters.

➢
On November 19, 2010, we completed an equity financing with the issuance of 10,500,000 common shares and an additional 600,000 common shares granted as an overallotment option, resulting in net proceeds of approximately US $51.0 million.  With completion of the financing, our total number of shares outstanding increased compared with prior quarters.

BACKLOG

We use the non-GAAP measure “backlog” to measure aspects of our financial performance (for more information, see “Non-GAAP Financial Measures”).  Backlog is defined as the unrecognized portion of (i) revenues anticipated to be recorded from VISIUS Surgical Theatre orders, including confirmed orders and orders subject to the completion of formal documentation and (ii) service contracts with a term of four to five years and which commence at the conclusion of the warranty period on our VISIUS Surgical Theatres (typically one year).  The term of our service contracts generally ranges from 4 to 5 years commencing at the conclusion of the warranty period on our VISIUS Surgical Theatres, which are typically 1 year in length.  Service contract revenue is recognized ratably over the term of the contract.

In the third quarter of 2011, order bookings totaled $13.1 million and included three new VISIUS Surgical Theatre orders.  We received two orders from the United States and our first order in Japan.  The Company also signed one new service agreement.  During the quarter, $7.2 million of backlog was converted into revenues, and changes in the US dollar versus the currencies of orders in backlog, resulted in a $1.0 million decrease in the value of the backlog.  Net of these items, backlog at September 30, 2011 was $102.3 million.  We continue to convert past order backlog to recognized revenue and we are reasonably confident that we will convert our present order backlog to recognized revenue going forward.

The table below provides the Company’s 2011 quarterly backlog on a segmented basis and its comparable periods restated in US dollars for each of the last three years as of December 31:

(Thousands of US dollars)	December 31, 2008	December 31, 2009	December 31, 2010	March 31, 2011	June 30, 2011	September 30, 2011
VISIUS Surgical Theatres	$57,062	$85,045	$86,505	$82,227	$65,307	$70,060

Service contracts	9,952	24,035	30,619	32,878	32,143	32,259

Total backlog	$67,014	$109,080	$117,124	$115,105	$97,450	$102,319

To September 30, 2011, we had sold 49 VISIUS Surgical Theatres, 36 of which are installed and 13 of which are in the delivery phase.  Of the 49 sold, 31 are in the United States, 8 are in Canada, 6 are in Asia Pacific and 4 are in Europe and the Middle East.

IMRIS Inc.
Management’s Discussion and Analysis – November 14, 2011

OUTLOOK

Since first coming to market in 2005, we have sold our VISIUS Surgical Theatres to leading hospitals around the world, continuing to expand our addressable market and grow our customer base. Our ability to increase market penetration reflects the value our VISIUS Surgical Theatres offer; value that is supported by clinical studies that confirm meaningful differential outcomes for patients whose neurosurgical procedures have been completed using a VISIUS Surgical Theatre.

Because our business involves expensive and complex capital equipment, the sales cycle in normal market conditions is typically long and installation can take significant time depending on the unique circumstances of each hospital.  As a result, both the number of VISIUS Surgical Theatres sold and our financial performance, particularly from quarter to quarter, can vary significantly as changes in the timing of an installation involving only a few customers in a given period can have a meaningful impact on the actual results.

Through the first nine months of 2011, the market for large high value capital equipment for the healthcare sector generally, has been difficult.  Against a backdrop of global macroeconomic uncertainty, which in the United States is being compounded by uncertainty over reimbursement; customer confidence has decreased.  As a result, hospitals have significantly increased the degree of internal analysis, review, and oversight in coming to purchase decisions.  These changes in customer behaviour have resulted in a further lengthening of the sales cycle for VISIUS Surgical Theatres and as a consequence, orders have slowed in 2011.

Our Company remains well positioned to continue to build the business for future growth.  With cash and accounts receivable at September 30, 2011 of $55.8 million and order backlog of $102.3 million, we have a strong base from which to continue to prudently fund our operations and product development projects.  Our priorities for managing the business until a more robust environment exists are:

Carefully Manage Operating Costs – We are committed to strong cost controls and to maintaining a prudent approach to managing our business.  We will carefully control our operating costs to reflect the Company’s current revenue profile.  Future increased investment in our operations will be dependent on improving revenues from an increase in VISIUS Surgical Theatre bookings and bookings from products currently under development.

Advance Order Bookings – We have a large base of qualified customers who are at advanced stages of the sales cycle and we will continue to aggressively work to complete new sales orders recognizing longer time frames to reach purchase decisions are likely to persist given the current economic environment and weaker market conditions for capital equipment in the healthcare sector.  We believe as markets improve, the longer term trend will be for a strengthening of our bookings performance driven by the underlying clinical demand for VISIUS Surgical Theatres.

Leverage the VISIUS Surgical Theatre Value Proposition – Clinical appreciation of the benefits of the VISIUS Surgical Theatre for neurosurgical applications continues to grow and multiple patient outcome studies are now published documenting our system’s value.  Our sales resources are being focused on those hospitals that have the greatest opportunity to utilize the VISIUS Surgical Theatre for neurosurgical applications.  From that base we intend to build future sales opportunities for cardiovascular and cerebrovascular applications as recognition of the benefits of the VISIUS Surgical Theatre expands.  Work will also continue with multiple medical centres to further validate the clinical benefits of the VISIUS Surgical Theatre.

Focused Product Development – We have a disciplined approach to product development ensuring resources are appropriately focused on projects and programs with the greatest potential to create long term value.  We will continue to advance our product development activities in MR guided radiation therapy and image-guided surgical robotics.

Based on the opportunity and progress in its development to date, we believe that image-guided radiation therapy has the potential to open up sizable new markets for our Company.  Following completion of the installation of our first image guided radiation therapy system and preclinical research at Princess Margaret Hospital; we believe that we will be in a position to apply for FDA regulatory clearance in late 2012.  The commercial development of the image-guided surgical robot also continues to progress in conjunction with clinical trials being conducted at the Foothills Hospital using the first generation of the robotics technology that was developed.  We are targeting to apply for FDA regulatory clearance early in the third quarter of 2012.

IMRIS Inc.
Management’s Discussion and Analysis – November 14, 2011

2011 Financial Outlook

Revenues

Our ability to complete installations and recognize revenue on a timely basis is directly influenced by the circumstances of each hospital and schedules can shift because of unique customer specific requirements.  The delivery cycle and installation process for a VISIUS Surgical Theatre is lengthy and installation times can be further lengthened depending on additional site-specific construction work that may be required to be completed by the customer.

We believe the current economic climate and uncertainty is causing customers in some cases to extend the installations of their VISIUS Surgical Theatres over longer time periods.  These actions have delayed our ability to complete installations in 2011 and recognize the associated revenues. Based on the currently known adjusted installation schedule, we expect annual revenues for fiscal 2011 to be in the range of $50 million to $53 million.  It is our expectation that approximately 90% of our September 30, 2011 system backlog, net of planned Q4 2011 installations, will transition into revenue in fiscal 2012, resulting in 13% - 15% year over year growth in consolidated revenues.  This does not take into account any fourth quarter 2011 or full year 2012 bookings that may deliver in 2012.

At September 30, 2011 our backlog was $102.3 million comprised of $70.1 million of system orders and $32.3 million in service contracts.

Gross Profit

Over the course of our Company‘s life, we have delivered strong improvement in gross profit from VISIUS Surgical Theatres for neurosurgical applications, reflecting the shift from market penetration-based pricing to value-based pricing.  As we have rolled out VISIUS Surgical Theatre configurations designed for cerebrovascular and cardiovascular applications, a similar initial pricing approach has translated into lower margins through the first three quarters of 2011 as we build market recognition and demand for these applications.  Our overall margins are anticipated to increase into the mid 40% range as the markets evolve.

Operating Expenses

In 2011 we have continued to build our business to deliver a strong growth profile for the long term and have invested in increased operating expenses to support the development of our image guided surgical robot and image guided radiation therapy product.  Future increased investment in our operations will be dependent on improving revenues from a rebound in VISIUS Surgical Theatre bookings and new product introductions.  Research and development spending will continue to be a priority in 2012 with a focus on completing development work to support commercialization of our image guided radiation therapy and image guided surgical robotics products.

Image Guided Radiation Therapy Development Costs

In October 2011, we entered into a collaborative arrangement with the University Health Network, at Princess Margaret Hospital in Toronto, to conduct clinical research for our image guided radiation therapy product.  Our image guided radiation therapy platform will use IMRIS’s proprietary MR imaging technology and the research conducted at Princess Margaret Hospital will be used to clinically validate the system and develop a commercially viable version of the platform.  Revenues and costs attributable to IMRIS’ imaging technology will be recognized in accordance with our existing revenue recognition policy.  We expect to incur approximately $5.0 million in additional costs to develop the MRgRT platform over the next three quarters.  These costs will be deferred until the installation is complete and expensed as research and development when clinical validation can begin.  We currently anticipate this to occur in the third or fourth quarter of 2012.

IMRIS Inc.
Management’s Discussion and Analysis – November 14, 2011

LIQUIDITY AND CAPITAL RESOURCES

Our principal capital needs are for funding scientific research and development programs, supporting our sales and marketing activities and funding capital expenditures and working capital.  The Company has financed its cash requirements primarily through issuances of securities and advanced customer deposits from new orders.

We had cash, or cash equivalents, of $40.9 million as at September 30, 2011, a decrease of $4.9 million from June 30, 2011 and a decrease of $19.9 million from December 31, 2010.  The decrease from June 30, 2011 primarily resulted from operating activities including an operating loss (excluding non-cash related items) of $7.2 million, capital spending of $0.4 million offset by a decrease in working capital of $2.2 million and $0.3 million raised through the exercising of employee stock options and a foreign exchange gain on cash of $0.2 million.

The following table sets forth the summary statement of cash flows for the periods indicated:

Statements of Cash Flows
(Thousands of US dollars)
(Unaudited)
	Three months ended			Nine months ended
	September 30,			September 30,
	2011	2010	Change	2011	2010	Change
Cash flows:
Used in Operating Activities	$(5,031)	$(6,440)	$1,409	$(19,070)	$(10,946)	$(8,124)
From Financing Activities	284	8	276	984	351	633
(Used) from Investing Activities	(426)	(1,786)	1,360	(1,990)	(2,456)	466
Foreign exchange translation adjustment	239	597	(358)	185	377	(192)
Net decrease	(4,934)	(7,621)	2,687	(19,891)	(12,674)	(7,217)

Cash and cash equivalents, opening	45,816	19,668		60,773	24,721
Cash and cash equivalents, closing	$40,882	$12,047	$28,835	$40,882	$12,047	$28,835

Operating Activities

The cash used in operating activities for the three months ended September 30, 2011 was $5.0 million.  The cash used in the third quarter of 2011 was comprised of an operating loss of approximately $7.3 million (excluding non-cash related items) and a $2.3 million decrease in working capital.  The decrease in working capital of $2.3 million consists of an increase in deferred revenue ($7.5 million), and a decrease in unbilled receivables ($1.1 million), offset by a decrease in accounts payable and accrued liabilities ($2.2 million) an increase in inventory ($2.7 million) an increase in prepaid expenses ($0.3 million) an increase in accounts receivable ($1.1 million).

Year to date, cash used from operating activities was $19.1 million.  The cash used to date in 2011 was comprised of an operating loss of approximately $13.4 million (excluding non-cash related items) and a $5.7 million increase in working capital.  The increase to working capital of $5.7 million consists of an increase in unbilled receivables ($3.8 million), an increase in inventory ($1.9 million) an increase in prepaid expenses ($0.9 million) and a decrease in accounts payable and accrued liabilities ($4.6 million) offset by an increase in deferred revenue ($4.5 million) and a decrease in accounts receivable ($1.0 million).

Financing Activities

Financing activities in the quarter and year to date were $0.3 million and $1.0 million, respectively and for both periods are the results of employee share options being exercised.

IMRIS Inc.
Management’s Discussion and Analysis – November 14, 2011

Investing Activities

The cash used for investing activities for the three months ended September 30, 2011 was approximately $0.4 million used for the purchase of miscellaneous capital assets.

Year to date, cash used in investing activities was approximately $2.0 million, which included the acquisition of miscellaneous capital assets ($1.2 million) and intangibles ($0.8 million).  The $0.8 million in intangibles were mainly costs to obtain the OSHPD license.

Capital expenditures for the remainder of 2011 are expected to be in the range of $0.2 million to $0.4 million for research and development equipment and equipment to support our increased staff levels.

Liquidity and Capital Resources Summary

Our cash and cash equivalents as at September 30, 2011 totaled $40.9 million.  This cash position is expected to provide sufficient liquidity to meet the anticipated needs of current operations and existing projects and budgeted capital asset expenditures.

OUTSTANDING SHARE DATA

The following table sets forth our outstanding share data as at the dates given:

	Authorized	November 14, 2011	December 31, 2010

Common shares	unlimited	$144,267,000	$143,050,000
		(44,895,576 common shares)	(44,113,783 common shares)
Preferred shares	unlimited	Nil	Nil

Additional paid-in capital		$4,013,000	$3,176,000

As at November 14, 2011, a total of 3,626,291 stock options were outstanding under the Company’s stock option plan.

NON-GAAP FINANCIAL MEASURES

In this MD&A, we use the non-GAAP measure “Backlog” and "EBITDA".  We define backlog as the unrecognized portion of the revenues anticipated to be recorded from VISIUS Surgical Theatre orders, including confirmed orders and orders subject to completion of formal documentation and the unrecognized portion of service contracts which have a term of 4-5 years commencing at the conclusion of the warranty period on our theatres, which is typically one year in length.  In view of the long sales cycle, high unit price and limited quarterly installations that are characteristic of our business, we believe that our backlog provides a better measure at any particular point in time of the long-term performance prospects of our business than our quarterly operating results.  Backlog does not have any standardized meaning prescribed by U.S GAAP and is, therefore, unlikely to be comparable to similar measures presented by other companies.

We define EBITDA as earnings before financing interest income (expense), foreign exchange gain (loss), embedded derivative gain (loss), income taxes, and amortization.  We have begun reporting EBITDA because we believe investors use it as another measure of our operating performance.  EBITDA does not have a standardized meaning as prescribed by U.S. GAAP and it is not necessarily comparable to similarly titled measures used by other companies.

IMRIS Inc.
Management’s Discussion and Analysis – November 14, 2011

Reconciliation to the most comparable U.S. GAAP measure for EBITDA is as follows:

(Thousands of US dollars)	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2011	2010	2011	2010

Loss for the period	$(8,505)	$744	$(15,966)	$(2,736)

Foreign exchange (gain) loss	1,351	(199)	736	(213)

Intererst income	(3)	(67)	(34)	(77)

Amortization	884	841	2,609	2,522

Loss on embedded derivative	-	30	-	68
EBITDA	$(6,273)	$1,349	$(12,655)	$(436)

FINANCIAL INSTRUMENTS

Our financial instruments consist of cash and cash equivalents, accounts receivables, unbilled receivables, and accounts payable and accrued liabilities.

We are subject to credit risk with respect to our accounts receivable and unbilled receivables to the extent debtors do not meet their obligations and we are subject to foreign exchange risk with respect to financial instruments denominated in a currency other than the US dollar.

Our accounts receivable at September 30, 2011 were $14.9 million, of which $14.2 million is considered current (less than 60 days old).  Accounts receivable includes $8.9 million denominated in a currency other than the US dollar.

RELATED PARTY TRANSACTIONS

The Company leases air travel time from a company, which is wholly owned by the Chairman of IMRIS Inc.  The amount charged to travel expenses with respect to transactions conducted on an estimated third party comparable cost basis with this related party during the third quarter of 2011 was $56,000 (2010 - $94,000) and $211,000 for the nine months ended September 30, 2011 (2010 - $139,000).

As September 30, 2011, there was no payable to related parties. (December 31, 2010 - $Nil)

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Conversion to U.S. GAAP

IMRIS has determined that it is in the best interests of the Company and the readers of our financial information to begin to provide U.S. GAAP rather than IFRS compliant financial statements on a go forward basis.  This decision is based on several key factors: 1) the Company was already providing readers with a U.S. GAAP to Canadian GAAP reconciliation as a result of its  listing on the NASDAQ; 2) the differences between US and Canadian GAAP are marginal and relate mainly to stock based compensation, development costs and fair valuing of embedded derivatives; and 3) the Canadian Securities Administrators recently approved a new policy to allow Canadian public companies, which are also SEC registrants, the option to prepare their financial statements under U.S. GAAP (National Instrument (‘‘NI’’) 52-107 - Acceptable Accounting Principles and Auditing Standards).

This change is effective January 1, 2011.  For comparative purposes, the historical information included in the September 30, 2011 statements has been restated in accordance with these standards.

IMRIS Inc.
Management’s Discussion and Analysis – November 14, 2011

Change in Functional and Reporting Currency

Effective January 1, 2011 (‘‘conversion date’’), the Company adopted the USD as its reporting currency.  This change is a result of the continuing shift in the proportion of our revenue, expenses, assets and liabilities denominated in USD.  Prior to the conversion date, IMRIS operations were measured and expressed in Canadian dollars.

Effective January 1, 2011, the functional currency of the Company’s parent and several of its subsidiaries has changed.  IMRIS Inc. has adopted USD as its functional currency; all other subsidiaries have adopted their local currency as their functional currency.

The following are some of the key reasons which support the changes in functional currency:

•
Approximately 63% of sales invoiced by IMRIS Inc. in 2010 were in USD.  A majority of the revenues generated by subsidiaries are invoiced in the subsidiaries local currency. The Company also expects a significant portion of sales in the future to be transacted in USD.

•
Approximately 56% of the cost of inventory, including parts costs, overhead and labour and freight incurred by IRMIS Inc. in 2010 were in USD.  All costs incurred by the subsidiaries including cost of sales, such as parts costs, overhead and labour and freight are incurred in their local currency.

•	Sales typically occur outside of Canada, in subsidiaries local markets and sales pricing is mainly influenced by competitors within the subsidiaries local market.

•
In November 2010, IMRIS commenced trading on the NASDAQ Global Market.  After deducting commissions and listing expenses, the Company realized net proceeds of approximately $51 million from that offering; all of the proceeds were received in USD.

•	As at December 31, 2010 IMRIS Inc. had approximately $51.8 million in USD cash and $0.9 million in cash denominated in other currencies.

•	As at December 31, 2010, approximately 49.6% of trade receivables, within IMRIS Inc. were denominated in USD.

•	As at December 31, 2010, IMRIS Inc. held accounts payable balances of approximately $3.6 million USD and approximately $1.4 million in other currencies.

Use of Estimates

The preparation of financial statements in accordance with U.S. GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year.  Among the accounting estimates described in the notes to the financial statements, we consider the accounting estimates used in the determination of recognized revenues, the value of goodwill and the valuation of stock options to be critical.  Our results as determined by actual events could differ materially from the previously mentioned estimates.

Revenue Recognition

We recognize revenues for our VISIUS Surgical Theatre sales on a percentage-of-completion basis as the theatre is installed.  The percentage-of-completion is determined by the ratio of actual costs incurred to date to the estimated cost of completion for the project.  Actual costs include only those costs that are directly attributable to contract performance with respect to the revenue recognized.  In the event that the actual costs of completion differ from the estimated cost we have used in determining the percentage-of-completion, recognized revenues may be over or under-estimated until all costs have been incurred and the project is complete.  Funds received from our customers in advance of meeting the criteria for recognition of revenues are recorded as deferred revenue until the revenue is recognized.  Revenues recognized in advance of the criteria for invoicing to our customer are recorded as unbilled receivables.  Accordingly, the reported amounts shown on the balance sheet under deferred revenue or unbilled receivables may be over or understated.

IMRIS Inc.
Management’s Discussion and Analysis – November 14, 2011

Value of Goodwill

We recorded goodwill on the purchase of the assets of a predecessor company.  The value of goodwill is tested for impairment annually or more frequently, if an event or circumstance occurs which we feel may result in an impairment of the value of goodwill.

Stock Based Compensation Plan

From time to time we issue stock options to employees, directors, officers or consultants.  The Company measures compensation expense at the date of granting stock options to employees and recognizes the expense based on their fair values determined in accordance with the U.S. GAAP codification ASC 718.  The fair value of options is determined using the Black-Scholes option pricing model and takes into consideration estimated forfeitures, determined on a historic basis, at the time of grant to determine the number of awards that will ultimately vest.  The fair value amount is amortized to earnings over the vesting period, with the related credit recorded as additional paid-in capital.  Upon exercise of these stock options, amounts previously credited to additional paid-in capital are reversed and credited to share capital.

FUTURE ACCOUNTING STANDARDS

On September 15, 2011, the FASB issued authoritative guidance (ASU 2011-08) on testing goodwill for impairment.  The new guidance gives entities the option of performing a qualitative assessment before calculating the fair value of a reporting unit, as required for the first step of the impairment test.  If the assessment of qualitative factors indicates it is more likely than not that the fair value is greater than the carrying value, then further testing would not be needed.  The new authoritative guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011.  Early adoption is permitted.  The Company is currently evaluating the guidance and does not anticipate adopting this guidance prior to the effective period.

On May 12, 2011, the FASB issued authoritative guidance (ASU 2011-04) for fair value measurement and disclosure.  This guidance is the result of joint efforts by the FASB and the International Accounting Standards Board (“IASB”) to develop a single converged fair value framework on how to measure fair value and on what disclosures to provide about fair value measurements.  Determining when to measure fair value is not within the scope of this new guidance.  The new guidance is largely consistent with existing fair value measurement principles currently included in U.S. GAAP (ASC 820); however, it does present amendments that clarify existing fair value measurements and disclosure requirements.  Amendments include such areas as clarifying the application of the highest and best use, valuation premise concepts and expanded disclosure of quantitative information about the unobservable inputs used in a fair value measurement that is categorized within Level 3 of the fair value hierarchy.  The new authoritative guidance is effective for interim and annual periods beginning after December 15, 2011.  The Company will adopt the guidance in the first quarter of fiscal 2012 and is currently evaluating the impact that adoption of this guidance will have on its results of operations, financial condition and disclosures.

On June 16, 2011, the FASB issued authoritative guidance (ASU 2011-05), which revises the manner in which entities present comprehensive income in their financial statements.  The new guidance removes the presentation options currently included in U.S. GAAP (ASC 220) and requires entities to report components of comprehensive income in either: 1) a continuous statement of comprehensive income or 2) two separate but consecutive statements.  The authoritative guidance does not change the items that must be reported in other comprehensive income.  The new authoritative guidance is effective for interim and annual periods beginning after December 15, 2011.  The Company will adopt the guidance in the first quarter of fiscal 2012 and is currently evaluating the impact that adoption of this guidance will have on its disclosures.

IMRIS Inc.
Management’s Discussion and Analysis – November 14, 2011

DISCLOSURE AND INTERNAL CONTROLS

We have established and maintain disclosure controls and procedures in order to provide reasonable assurance that material information relating to IMRIS is made known in a timely manner.  We have evaluated the effectiveness of our disclosure controls and procedures as at the date of our 2010 Financial Statements and are not aware of any material changes that are required to be made to these controls and procedures; we believe them to be effective in providing such reasonable assurance. These disclosure controls and procedures have not required significant modification as a result of the Company’s adoption of U.S. GAAP.

We are also responsible for the design of our internal controls over financial reporting (ICFR) in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP.  We have evaluated the design of our internal controls and procedures over financial reporting as at the end of the period covered by the annual filings, and believe the design to be effective to provide such reasonable assurance.  As of the date of this report, there have been only limited changes to the design of the Company’s internal controls over financial reporting to enable the Company to present its financial results under U.S. GAAP and these changes have not materially affected, or are not reasonably likely to materially affect, its internal controls over financial reporting.

On October 1, 2011, the Company converted the currency of the parent company general ledger from Canadian dollars to US dollars.  This conversion related to currency only and required no changes to the existing internal controls over financial reporting.

In compliance with the Canadian Securities Administrators’ National Instrument 52-109—Certification of Disclosure in Issuers’ Annual and Interim Filings, we have filed certificates signed by our Chief Executive Officer (‘‘CEO’’) and Chief Financial Officer (‘‘CFO’’).  Commencing with our fiscal year ended December 31, 2011, we will be required to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act (‘‘SOX’’).  “SOX” requires an annual assessment by management of the effectiveness of our internal controls over financial reporting and an attestation report by our independent auditors addressing this assessment.

RISKS AND UNCERTAINTIES

The operating results, business prospects and financial position of the Company are subject to a number of risks and uncertainties.  Risks relating to our business include: our long sales cycle; high unit price and limited quarterly installations; our limited operating history and accumulated deficit; our lack of product diversity; our dependence on our suppliers; the development of VISIUS Surgical Theatres for cardiovascular and cerebrovascular procedures; our reliance on key personnel; the lack of supporting clinical data; market competition and technological advances; patent protection and trade secrets; intellectual property litigation; our ability to shift from research and development to commercialization; our ability to manage growth; foreign exchange fluctuations; additional financing requirements; and regulatory matters. If any of the events described as risks or uncertainties actually occurs, our business, prospects, financial condition and operating results would likely suffer, possibly materially.  We have discussed several of the more significant risks and uncertainties that may affect the business below; however, for a more comprehensive list of the risks and uncertainties affecting the business, readers are advised to refer to our 2010 Annual Information Form available at www.sedar.com.

Financial Risks

The Company is exposed to a variety of financial risks by virtue of its activities.  These risks include market risk (including currency risk; fair value interest rate risk; cash flow interest rate risk); credit risk and liquidity risk.  The Company’s overall risk management efforts focus on the unpredictability of financial markets and seek to minimize potential adverse effects on financial performance.  Management identifies and evaluates financial risks in close cooperation and direction from the Board of Directors.  Management is charged with the responsibility of establishing controls and procedures to ensure that financial risks are mitigated.

IMRIS Inc.
Management’s Discussion and Analysis – November 14, 2011

The following is a brief overview of the Company’s financial risk management for each of the risks identified above:

Market Risks

Currency risk

The Company operates internationally and is exposed to foreign exchange risk from various currencies.  Foreign exchange risk arises from future sales and purchase transactions as well as recognized financial assets and liabilities denominated in foreign currencies.  The Company’s main objective in managing its foreign exchange risk is to preserve gross margins and reduce variations in performance.  The Company prices a significant portion of its VISIUS Surgical Theatre sales in USD.  To offset these revenues, the Company sources a major portion of the components it delivers in US dollars.  In addition, the Company incurs nearly all of its sales expenses in US dollars.

Cash flow and fair value interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  Financial assets and financial liabilities with variable interest rates expose the Company to cash flow interest rate risk.  The Company’s cash and cash equivalents includes short-term highly liquid investments that earn interest at market rates.  Financial assets and financial liabilities that bear interest at fixed rates are subject to fair value interest rate risk.  The Company’s short-term investments are the only financial assets bearing fixed interest rates.  The Company manages its interest rate risk by minimizing financing costs on its borrowings and maximizing the interest income earned on excess funds while maintaining the liquidity necessary to conduct operations on a day-to-day basis.  The Company’s investment policy limits the investing of excess funds to Bankers Acceptances, Canadian Chartered bank term deposits, and short term highly liquid money market mutual funds sponsored by Canadian Chartered banks.

Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligation.  The maximum exposure to credit risk of the Company at quarter end is the carrying value of its financial assets.  The Company manages its credit risk on cash and cash equivalents by dealing solely with reputable banks and financial institutions.  The Company’s North American customers are large credit worthy medical hospitals and thus there is very little exposure to credit risk.  When selling internationally, the Company uses irrevocable letters of credit to reduce its exposure to credit risk.  The Company reviews the collectability of its accounts receivable and would record an allowance for doubtful accounts receivable if accounts were determined to be uncollectible.  The loss would be recognized in the income statement within ‘Administrative expense’.  Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, and default or delinquency in payments are considered indicators that the account receivable is uncollectible.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they fall due.  The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities.  The Board of Directors reviews and approves the Company’s operating and capital budgets as well as any material transactions that are not in the ordinary course of business.

IMRIS Inc.
Management’s Discussion and Analysis – November 14, 2011

Long Sales Cycle, High Unit Price and Limited Installations

The long sales cycle, as well as the high unit price of the VISIUS Surgical Theatre, among other factors, may contribute to substantial fluctuations in our quarterly operating results.  Because of the high unit price of VISIUS Surgical Theatres and the fact that we have installed only 36 units over the Company’s history, each installation currently represents a significant component of our revenue for a particular quarter.  VISIUS Surgical Theatres represent a significant capital expenditure for our customers and adverse global economic and business conditions could result in a loss of consumer confidence, which could decrease capital spending or increase the length of time and effort our customers require to gain approval for capital spending.  If we lose a single customer order or if customers defer installation of a VISIUS Surgical Theatre for even a short period of time, recognition of a significant amount of revenue may be lost or deferred to a subsequent period.  Given that our operating costs are relatively fixed, our inability to recognize revenue in a particular quarter may adversely affect our profitability in that quarter.

We expect that revenues from a limited number of new customers will account for a large percentage of total revenues in future quarters.  Our ability to attract new customers will depend on a variety of internal factors, including the capability, safety, efficacy, ease of use, price, quality and reliability of our products and effective sales support, training and service.  In addition, if we are unable to fulfill our current purchase orders and other commitments on a timely basis or at all, market acceptance of our products could be adversely affected and hospitals may instead purchase our competitors’ products.  The loss or delay of individual orders, failure to add new customers or worsening macroeconomic conditions could have a significant impact on future revenues and operating results.

Limited Operating History and Accumulated Deficit

We have a limited operating history from which investors can evaluate our business and prospects.  We have a large accumulated deficit and we may not achieve profitability.  We have incurred substantial losses since inception and may incur additional operating losses in the near term.  If the time required to generate significant revenues and consistently achieve profitability is longer than anticipated, we may not be able to continue our operations without additional capital.  Our prospects must be considered in light of the risks and uncertainties encountered by an early-stage company in the continuously evolving surgical imaging market.  If we cannot successfully address these risks, our business and financial condition would suffer.

Lack of Product Diversity

Currently, our commercially available products include the VISIUS Surgical Theatre for neurosurgical, cardiovascular and cerebrovascular applications.  Although we expect sales of our VISIUS Surgical Theatres to increase with market acceptance of the theatres for cardiovascular and cerebrovascular applications, we currently generate substantially all of our revenue from sales of VISIUS Surgical Theatres for neurosurgical applications and multiyear service plans for the theatres.  If we are unable to sustain or grow sales of the VISIUS Surgical Theatre for use in multiple applications beyond neurosurgery, we may not generate sufficient revenue to support our business.  Accordingly, we are currently dependent on our ability to market and sell the VISIUS Surgical Theatre for neurosurgical applications.  Any factor materially and/or adversely affecting our ability to market and sell the VISIUS Surgical Theatre for neurosurgical applications or pricing and demand for the theatre may have a material and adverse effect on our financial condition and results of operations.

Foreign Exchange Fluctuations

We currently generate a significant portion of our sales in US dollars but many of our expenses are denominated in Canadian dollars.  To date, we have not used forward exchange contracts to hedge exposures denominated in foreign currencies or any other derivative instrument for trading, hedging or speculative purposes.  As such, we are exposed to fluctuations in the exchange rate between certain foreign currencies, including Canadian, Euros and Australian dollars, versus the US dollar as a result of the translation into US dollars of our balance sheet and income statement items denominated in those foreign currencies.

IMRIS Inc.
Management’s Discussion and Analysis – November 14, 2011

Regulatory Matters

Products intended for diagnostic and therapeutic use for humans are governed by a wide array of regulatory authorities in various jurisdictions.  For most of these products in most jurisdictions, applicable statutes and regulations require testing and government review and approval prior to marketing the product.  This procedure can take a number of years and involves the expenditure of substantial resources.  Any failure or delay by us to obtain regulatory approvals or clearances could adversely affect the marketing of any products developed by us and our ability to receive product revenue.  There is no assurance that any of our planned products will be approved by any regulatory authority on a timely basis, or at all.  Also, in the event that a regulatory authority revokes any approvals granted in respect of our products, or a recall of our products is required in the event of material deficiencies or defects, our business, financial condition and results of operations could be adversely affected.

Dependence on Suppliers

We depend on Siemens to supply the MR scanner, CT scanner and angiography systems for our VISIUS Surgical Theatres.  Our current agreement with Siemens was entered into as of November 2009 for a five-year term with automatic renewal provisions thereafter, subject to six months' advance written notice of termination by either party.  The agreement may be terminated earlier in the event of default or in the event of insolvency or equivalent proceedings against either party or in the event of a change of control or similar sale transaction affecting IMRIS where the buyer or controlling shareholder is a direct competitor to Siemens.  If for any reason, we could not obtain MR scanners, CT scanners and angiography systems from Siemens there is no certainty that we could find another vendor willing to supply this equipment for the VISIUS Surgical Theatre and a change would require a redesign of the VISIUS Surgical Theatre, which could take a year or more to implement.  We are dependant on Siemens to provide support and maintenance services to our customers under contract to IMRIS; if Siemens' services became unavailable, any resulting service issues could disrupt our customer relationships and cause damage to our reputation.

We purchase certain other components of our VISIUS Surgical Theatre from outside vendors, including radio-frequency shielding systems, certain hardware components for our surgical information management system and operating room booms and lights.  For the majority of our theatre components, we do not have long-term supply contracts with the suppliers; however, we attempt to establish dual sourcing for most of these other components of our theatre and we believe that we would be able to establish alternative sources for these components, subject to any regulatory qualifications, as may be required.  It is possible that a disruption of the supply of these components could result in increased costs and delays in deliveries of VISIUS Surgical Theatre, which could adversely affect our reputation and results of operations.  Additionally, any transition to alternate manufacturers or suppliers would likely result in operational problems and increased expenses and could delay the shipment of, or limit our ability to provide our products.

We purchase all significant components for development of our image guided surgical robotics program from MacDonald, Dettwiler and Associates Ltd. (MDA).  We do not have a formal long-term supply contracts with MDA; however, IMRIS and MDA have signed a collaborative development agreement for development of the surgical robotics program.  It is possible that a disruption of the supply of these components could result in increased costs and delays in the development of our image guided surgical robotics program, which could adversely affect our reputation and results of operations.  Additionally, any transition to alternate manufacturers or suppliers would likely result in operational problems and increased expenses, which could also delay the development of our image guided surgical robotics program.

IMRIS Inc.
Management’s Discussion and Analysis – November 14, 2011

Competition and Technological Advances

The surgical imaging industry is subject to intense and increasing competition and rapidly evolving technologies.  Many government, academic and business entities are investing substantial resources in research and development of treatments and new products that may render surgical imaging obsolete, including radiation treatment, new drug treatments and gene therapy.  Successful developments that result in new approaches for treatments could reduce the attractiveness of our products or render them obsolete.  MRI competes with other surgical imaging technologies such as CT, fluoroscopy and ultrasound for market share in the overall surgical imaging market.

The market for surgical imaging is highly competitive, with a number of companies providing competing surgical imaging systems.  Many of these competitors are large medical system suppliers which have considerably greater resources at their disposal to advance the development of their systems.  These competitors or other companies may at any time develop new or improved surgical imaging solutions.  Alternatively, these competitors may choose to increase their respective market share by changing their pricing model or by lowering the price of their surgical imaging solutions or ancillary supplies.  If we are unable to address these competitor tactics by either continuing to enhance and improve our current product(s) or we are unable to maintain or increase our selling price in the face of competition, there can be no assurance that the Company will be able to maintain its desired market share or achieve its financial objectives.

ADDITIONAL INFORMATION

Additional information about IMRIS can be found on the SEDAR website at www.sedar.com.

IMRIS Inc.
Management’s Discussion and Analysis – November 14, 2011